Exhibit (a)(1)(C)
                                                               -----------------

                        Offer to Purchase for Cash up to

                 U.S.$500,000,000 Aggregate Principal Amount of


                        Telefonos de Mexico, S.A. de C.V.

                            4.25% Convertible Senior
                               Debentures Due 2004
                              (CUSIP No. 879403AD5)


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THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 6,
2003, UNLESS THE OFFER IS EXTENDED (SUCH TIME AND DATE WITH RESPECT TO THE OFFER, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE"). TENDERED DEBENTURES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
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                                                              October 9, 2003

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

         We have been engaged by TELEFONOS DE MEXICO, S.A. de C.V., a Mexican corporation (the "Purchaser") to act as information agent (the "Information Agent") in connection with the Purchaser's offer to purchase up to U.S.$500,000,000 aggregate principal amount of its 4.25% Convertible Senior Debentures (the "Debentures") at a price of U.S.$1,117.50 per U.S.$1,000 principal amount, plus accrued and unpaid interest to (but excluding) the date of purchase, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 9, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer").

         For your information and for forwarding to your clients for whom you hold Debentures registered in your name or in the name of your nominee, we are enclosing the following documents:

                  1. Offer to Purchase, dated October 9, 2003.

                  2. A Letter of Transmittal for the Debentures for your use and for the information of your clients.

                  3. A printed form of letter, which may be sent to your clients for whose accounts you hold Debentures registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

                  4. A return envelope addressed to the Depositary (as defined below).

         DTC participants must execute tenders through the DTC Automated Tender Offer Program.

         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

         Any inquiries you may have with respect to the Offer should be addressed to us at either of the telephone numbers set forth below or to Citigroup Global Markets Inc., the dealer manager for the Offer (the "Dealer Manager"), at the telephone number set forth below. Additional copies of the enclosed materials may be obtained from the Information Agent.

         The Offer is subject to the condition, among others, that the closing price of Telmex L Share ADSs on the New York Stock Exchange on the date the Offer expires shall not be less than U.S.$29.5762 per L Share ADS, which is the conversion price of the debentures. The Offer is also subject to certain other terms and conditions set forth in Section 10 - "Conditions to the Offer" of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, following our oral or written notice to Global Bondholder Services (the "Depositary"), Purchaser will be deemed to have accepted for payment, and will pay for, all Debentures validly tendered and not properly withdrawn by the Expiration Date, subject to proration in the event the offer is oversubscribed. We expect to announce the result of the proration, if any, and to make payments for all accepted debentures within five business days after the Expiration Date. Payment for Debentures tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Debentures pursuant to the procedures set forth in the Offer to Purchase, (b) an Agent's Message (as defined in the Offer to Purchase) and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for Debentures, regardless of any extension of the Offer or any delay in payment for Debentures.

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Debentures in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Debentures in such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer or the acceptance of Debentures in connection therewith would not be in compliance with the laws of such jurisdiction.

         If you authorize tender of your Debentures, all such Debentures will be tendered unless otherwise indicated in such instruction form. Please forward your instructions to us as soon as possible to allow us ample time to tender Debentures on your behalf prior to the expiration of the Offer.

         The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, the Depositary and the Dealer Manager, as described in the Offer to Purchase) in connection with the solicitation of tenders of Debentures pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

         Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase.

                                       Very truly yours,


                                       GLOBAL BONDHOLDER SERVICES CORPORATION


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         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE
  YOU THE AGENT OF PURCHASER, THE DEALER MANAGER, THE INFORMATION AGENT, THE DEPOSITARY, OR ANY OF THEIR RESPECTIVE AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFERS OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
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                     The information agent for the Offer is:

                     Global Bondholder Services Corporation
                             65 Broadway - Suite 704
                            New York, New York 10006
                          Attention: Corporate Actions
                    Telephone: (212) 430-3774 (call collect)
                           (866) 470-3400 (toll-free)


                      The dealer manager for the Offer is:

                          Citigroup Global Markets Inc.
                              390 Greenwich Street
                            New York, New York 10013
                             Attention: Liability Management Group
                    Telephone: (212) 723-6107 (call collect)
                           (800) 558-3745 (toll-free)